UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
333-147367

CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2021

☐     Transition Report on Form 10-K
☐     Transition Report on Form 20-F
☐     Transition Report on Form 11-K
☐     Transition Report on Form 10-Q

For the Transition Period Ended: ____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Healthcare Solutions Management Group, Inc.
Full Name of Registrant

Former Name if Applicable

3 School St, Suite 303
Address of Principal Executive Office (Street and Number)

Glen Cove NY 11542
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Healthcare Solutions Management Group, Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 (the “Form 10-Q”) by August 16, 2021, the original due date for such filing, without unreasonable effort or expense because it requires additional time to complete its financial statements. This delay principally relates to the additional workload created by the recently completed merger with Healthcare Solutions Holdings, Inc. (“HSH”), which closed on April 15, 2021, pursuant to which HSH became the Company’s wholly owned subsidiary and the business of HSH became the business of the Company going forward. In addition to the Merger, a reason for the delay is that the Company is still in its early stages and is in the process of seeking additional accounting personnel to engage. The Company expects that it will file the Form 10-Q no later than the fifth calendar day following the prescribed filing date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Justin Smith	866	668-2188
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Attachment A hereto.

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ATTACHMENT A

to

Form 12b-25

The Company anticipates that there will be a significant change in results of operations from the corresponding period for the last fiscal year that will be reflected by the earnings statements to be included in the Form 10-Q. This change relates to the recently completed merger (the “Merger”) with Healthcare Solutions Holdings, Inc. (“HSH”), which closed on April 15, 2021, pursuant to which HSH became the Company’s wholly owned subsidiary and the business of HSH became the business of the Company going forward. Prior to the Merger, the Company was a “shell company” as such term is defined in Rule 12b-2 of the Exchange Act of 1934, as amended, and on April 15, 2021, upon closing of the Merger the Company ceased to be a shell company. From 2016 until the Merger, the Company did not have any material operations and was a shell company, until closing of the Merger, pursuant to which HSH thereafter became a wholly owned subsidiary of the Company and the Company ceased to be a shell company. Accordingly, the results of operations for the Company were significantly different before the Merger as compared to after the Merger.

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Healthcare Solutions Management Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 16, 2021	By:	/s/ Justin Smith
		Name:	Justin Smith
		Title:	Interim Chief Executive Officer and Interim Chief Financial Officer

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